

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 17, 2008

Mr. Eldar Saetre
Chief Financial Officer
StatoilHydro ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re:** **StatoilHydro ASA**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 9, 2008**
> **Response Letter Filed October 27, 2008**
> **File No. 1-15200**

Dear Mr. Saetre:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2007

1.   We note your response to our prior comment 2. Please explain how you have complied with all the requirements of Item 6 of Form 20-F, other than Item 6.A.1 and Item 6.A.2. Clarify, with regards to compensation, whether the NOK 580,000 is an aggregate number or an amount paid to each member of the Corporate Assembly. Further, regarding share ownership, please explain how you are in compliance with Item 6.E.1. when all you provide is an aggregate number of shares held by the corporate assembly. Finally, regarding the date of expiration of the current term of office and the period during which the person has served in such office, please explain how your disclosure in Section 7.2 provides such specific information. If you have home country rules that do not require such Item disclosure and the Item requirement specifically allows you to not provide such detailed disclosure, please state as such.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may John Madison at (202) 551-3296 if you have questions regarding these comments or me at (202) 551-3740 with any other questions.

             Sincerely,

             H. Roger Schwall
             Assistant Director